EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-13

Mercator Minerals Provides Update to Annual General and Special Meeting
Amends Proposed Long Term Incentive Plan with Consequential Amendments to Stock
Option Plan

Vancouver, BC, June 12, 2012 – Mercator Minerals Ltd (TSX: ML) (“Mercator” or the “Company”) announces that the Board of Directors have approved amendments to the Long Term Incentive Plan (the “LTIP”) proposed for approval by the shareholders at the Company’s Annual General and Special Meeting (“Meeting”) of the shareholders to be held June 22, 2012, to address ISS Proxy Advisory Services comments on the Company’s LTIP. The LTIP, for which shareholder approval is being sought, has been amended, to include language currently stated in the Company’s Management Information Circular, to limit Deferred Share Unit (“DSU”) awards to each eligible non-employee director, to one award per year, as part of his or her annual retainer, such that the non-employee Director will not receive discretionary DSU awards in addition to the award made as part of the annual retainer. The Company has also agreed to amend the LTIP to the extent that DSUs awarded each non-employee director will not exceed C$100,000 per year, as valued on the award date.

Additionally, the Company has clarified that if the LTIP is approved by the shareholders at the Meeting and implemented by the Board, the Company’s Stock Option Plan Limit (being 20,500,000 shares) will be reduced by a number equal to the LTIP Limit plus 1,000,000 shares (being an aggregate of 4,000,000 shares), instead of just the LTIP Limit, and the total equity compensation component granted to non-employee directors in the aggregate will not to exceed 1.00% of shares outstanding as at any point in time.

As disclosed in the Management Information Circular, upon the approval of the LTIP by the shareholders, the non-employee Directors will no longer be entitled to be granted stock options under the Stock Option Plan if the LTIP is approved.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng,
President and CEO